October 17, 2011

VIA EDGAR

Tom Kluck, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: WestMountain Index Advisor, Inc.
Registration Statement on Form S-1
Amended October 17, 2011
File No. 333-176770

Dear Mr. Kluck:

Reference is made to the Staff’s comment letter dated October 6, 2011 (the “Staff’s Letter”) to WestMountain Index Advisor, Inc. (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on September 8, 2011 and amended October 17, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

SEC Comments

General

1.         Please revise the registration number on the cover page of the registration statement to Registration No. 333-176770.

Effect to this comment has been given in the Form S-1 Amendment 1 filed with the SEC on October 17, 2011 (hereafter, the “Amendment 1”).

2.         Please include the information required by Item 506 of Regulation S-K or advise.

Item 506 of Regulation S-K only applies to offerings by registrants who are not subject to reporting under 13(a) or 15(d) of the Exchange Act prior to the offering.  The Company is and has been subject to and has been complying with those reporting requirements.

This S-1 covers the sale of up to 2,666,000 shares of Company stock currently held by existing shareholders.  The Company will realize no proceeds from their sale of those shares.  The S-1 also covers the sale by the Company of up to 4,020,095 shares to holders of warrants for those shares at an average warrant exercise price of $0.739 per share.

Although 506 does not apply in this instance, we have applied the approach of 506 in a dilution table under the “Prospectus Summary” to the purchase of stock from the Company by the warrant holders.  In addition we have disclosed what the range of the premium being paid by purchasers of the selling shareholders stock will be over the per share book value of the Company depending upon whether or not none, some or all of the warrants are in fact exercised.  Based upon this information, any purchaser of Company stock will be able to calculate the particular premium, if any, that they are paying for the stock they are purchasing over the per share book value of the stock.

Effect to this comment as described above as been given in Amendment 1.  See “Dilution” under “The Company’s Common Stock” under the “Prospectus Summary”.

3.         Please provide audited financial statements for WestMountain Index Advisor, Inc. in accordance with Rule 3-01 of Regulation S-X. Given your merger transaction with Terra Mining Corporation, we would expect these financial statements to include the operations of Terra Mining Corporation with the equity adjusted to give effect to the reverse merger transaction.

The Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, whereby Terra Mining Corporation (“TMC”) is deemed to be the accounting acquirer (legal acquiree) and WestMountain Index Advisor, Inc. to be the accounting acquiree (legal acquirer). The financial statements before the date of Share Exchange are those of TMC, with the results of WestMountain Index Advisor, Inc. being consolidated from the date of Share Exchange. The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded. The audited WMTN consolidated financial statements included in Amendment 1 reflect this accounting treatment.

4.         We note that you have certain joint ventures including one with Raven Gold Alaska, Inc. and another with Ben Porterfield, disclosed on pages F-10 and F-11, respectively.  Please update your accounting policy disclosures to address how you account for your joint ventures. Your response should tell us how you present your interest in the joint ventures within the financial statements.

All costs related to the joint venture agreement have been recorded as exploration expenses.  The Company has not earned its 51% interest in the joint venture and does not control the joint venture therefore, the joint venture is not consolidated. At such time the Company earns its 51% or gains control of the joint venture it will consolidate the operations of the joint venture.

Amended Claims Agreement with Ben Porterfield

On January 7, 2011, TMC entered into an Amended Claims Agreement with Ben Porterfield related to five mining claims known as Fish Creek 1-5 (ADL-648383 through ADL-648387). As part of this Amended Claims Agreement Ben Porterfield consented to certain conveyances, assignments, contributions and transfers related to this above five mining claims as part of the JV Agreement with Raven Gold Alaska. TMC paid $150,000 to Ben Porterfield and issued 500,000 shares of WMTN restricted common stock. The common stock was recorded as Contractual Rights at $250,000 or $0.50 per share. Another $50,000 payment is due in October 2011 and Mr. Porterfield is to receive 200 tons of Bens Vein or materials over the next two years. The investment in the exclusive rights to the mineral properties is accounted for at cost.

The above explanations have been added to the discussions of the JV Agreement and the Amended Claims Agreement with Ben Porterfield respectively in Amendment 1.

Prospectus Summary, page 1

5.         Please tell us whether your currently disclosed business has been such since your inception in 2007. If it has not, please revise your disclosure to indicate your prior business operations.

Effect to this comment as been given in Amendment 1.  See additional historical information at the beginning of “The Company and our Business”.

6.         We note your disclosure on page 1 that “[c]ertain recent developments … are described in more detail in the notes of the financial statements included in this prospectus.” Please disclose such material information in the summary and business sections, or other applicable sections.

Effect to this comment as been given in Amendment 1.   This was an artifact from earlier drafts and this statement has been deleted.

Risk Factors, page 3

“If we do not obtain additional financing, our business will fail,” page 4

7.          Please revise this risk factor or any applicable risk factor to indicate your net losses and that you have had no revenues since inception, if true.

Effect to this comment as been given in Amendment 1.  See requested information added under this risk factor.

Forward-Looking Statements, page 9

8.         We note that the company issues “penny stock” and, thus, the registrant appears to be excluded from relying upon Section 27A of the Securities Act and Section 21E of the Exchange Act. Please revise or advise.

We have deleted the references to Section 27 A of the Securities Act and Section 21E of the Exchange Act in Amendment 1. We understand that the safe harbors afforded by such sections are not available to issuers of “penny stock”. While the Company is not eligible for such safe harbor, we believe the language explaining forward-looking statements to prospective investors is still appropriate.

9.         Please remove the statement, “the documents incorporated by reference” or advise as to your eligibility. Refer to Instructions VII to Form S-1.

We have revised the prospectus to remove the statement as requested in Amendment 1.

Selling Security Holders, page 9

10.       We note that 3,361,095 shares of common stock will be issued upon the exercise of warrants dated April 18, 2011 related to a private placement in February 18, 2011. Please revise your disclosure to name the selling security holder(s). Refer to Item 507 of Regulation S-K.

Effect to this comment has been given in Amendment 1.  The Company has no indication from the holders of these warrants that any of them plan to resell the shares they will be issued by the Company upon their exercise of the warrants into the market.  However the holders of these warrants are now listed in the Selling Shareholder Table identified as the warrant holders.  The table assumes worst case that all warrant holders will immediately resell their shares.

11.         Please tell us whether any of the selling security holders are your affiliates.

Effect to this comment has been given in Amendment 1.

12        For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities. Also revise your beneficial ownership table accordingly.

Effect to this comment has been given in Amendment 1.

Business, page 12

13.       Please provide us with the basis for your statement, “WTMN believes that it has sufficient capital in the short term for our current level of operations…” In this regard, we note your disclosure on page 4 that, as of September 9, 2011, you had cash in the amount of $100,000; that during the fiscal year ended October 31, 2010 and the nine months ended July 31, 2011, you had no revenues; and, that your net loss was $2,395,000 for the nine months ended July 31, 2011.

Effect to this comment has been given in Amendment 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Estimated Funding Required During the Next 12 Months, page 21

14.        Please tell us the basis for your statement that “[w]e have budgeted expenditures for 2011 of approximately $1,100,000 to $3,500,000.

Effect to this comment has been given in Amendment 1.

Management, page 22

15.       Please revise your disclosure to clarify, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Effect to this comment has been given in Amendment 1.

Financial Statements

WestMountain Index Advisor Inc. and Subsidiaries

Note 1 Business

Reverse Stock Split

16.       Please confirm that all stock amounts throughout your filing have been retroactively restated to give effect to the reverse stock split. Enhance your disclosure to state, if true, that all stock amounts have been retroactively restated.

Effect to this comment has been given in Amendment 1.

Item 15. Recent Sales of Unregistered Securities, page 34

17.        Please revise this section to include all the details required by Item 701 of Regulation S-K for each of the transactions.

Effect to this comment has been given in Amendment 1 in Item 15.

18.        Please revise this section to include the sales of all unregistered securities, including warrants, issued in private placements related to the February 28, 2011 transaction/acquisition or advise.

Effect to this comment has been given in Amendment 1 in Item 15 under the heading “Acquisition of TMC”.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact me at 208-265-5858 with any questions.

Sincerely,

WestMountain Index Advisor, Inc.

/s/ Mark Scott

By: Mark Scott,
It’s Chief Financial Officer

cc.  Howard Efron, Staff Accountant
Robert Telewicz, Accounting Reviewer
Folake Ayoola, Attorney Adviser
Gregory Schifrin, WestMountain Index Advisor, Inc. CEO
James F. Biagi, Jr., Monahan & Biagi, PLLC